

October 20, 2020

Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors
CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

> **Re: CDT Environmental Technology Investment Holdings Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 23, 2020**
> **CIK No. 0001793895**

Dear Mr. Li:

　　We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Use of Proceeds, page 27

1. We note your disclosure that you intend to use a portion of the proceeds from this offering for potential mergers and acquisitions of subsidiaries. If applicable, please revise to provide disclosure required by Item 3.C of Form 20-F regarding the acquisition of assets and the acquisition of other businesses.

Management
Directors and Executive Officers, page 58

2. Please expand the biographical description for your director, Harry D. Schulman, to identify the positions held and the principal employers during the past five years,

eliminating any gaps or ambiguities with regard to time. In this regard we note his biographical description contains a gap prior to November 2016.

You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew Ogurick, Esq.